UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.            )*

Oakridge Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.04 per share

(Title of Class of Securities)

673828208

(CUSIP Number)

James J. Moloney

Gibson, Dunn & Crutcher LLP

4 Park Plaza

Irvine, CA 92614

(949) 451-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 673828208	13D	Page 2 of 10

1	Name of Reporting Persons. West Coast Asset Management, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 482,510
9 Sole Dispositive Power 0
10 Shared Dispositive Power 482,510

11	Aggregate Amount Beneficially Owned by Each Reporting Person 482,510
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 11.3%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. 673828208	13D	Page 3 of 10

1	Names of Reporting Persons. West Coast Opportunity Fund LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 482,510
9 Sole Dispositive Power 0
10 Shared Dispositive Power 482,510

11	Aggregate Amount Beneficially Owned by Each Reporting Person 482,510
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 11.3%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 673828208	13D	Page 4 of 10

1	Name of Reporting Persons. Paul J. Orfalea
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 482,510
9 Sole Dispositive Power 0
10 Shared Dispositive Power 482,510

11	Aggregate Amount Beneficially Owned by Each Reporting Person 482,510
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 11.3%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 673828208	13D	Page 5 of 10

1	Name of Reporting Persons. Lance W. Helfert
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 482,510
9 Sole Dispositive Power 0
10 Shared Dispositive Power 482,510

11	Aggregate Amount Beneficially Owned by Each Reporting Person 482,510
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 11.3%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 673828208	13D	Page 6 of 10

1	Name of Reporting Persons. R. Atticus Lowe
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 482,510
9 Sole Dispositive Power 0
10 Shared Dispositive Power 482,510

11	Aggregate Amount Beneficially Owned by Each Reporting Person 482,510
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 11.3%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 673828208	13D	Page 7 of 10

Item 1.	Security and Issuer.

This Statement on Schedule 13D (“Schedule 13D”) relates to the Common Stock, par value $0.04 (the “Shares”), of Oakridge Energy, Inc., a Utah corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 4613 Jacksboro Highway, Wichita Falls, Texas 76302.

Item 2.	Identity and Background.

This Schedule 13D is being filed by West Coast Opportunity Fund LLC (“WCOF”), West Coast Asset Management, Inc. (“WCAM”), which is the managing member of WCOF, and members of the Investment Committee of WCAM: Paul J. Orfalea, Lance W. Helfert and R. Atticus Lowe pursuant to their agreement to the joint filing of this Schedule 13D (the “Joint Filing Agreement,” attached hereto as Exhibit 1). WCOF, WCAM, Paul J. Orfalea, Lance w. Helfert, and R. Atticus Lowe are together referred to herein as the “Reporting Persons,” and each of them are individually referred to herein as a “Reporting Person.”

The principal business office of each of the Reporting Persons is 2151 Alessandro Drive #100, Ventura, CA 93001.

The principal business of WCOF is to operate as a privately held investment fund. WCAM is a registered investment adviser and its principal business is to serve as the managing member of WCOF and investment adviser to high net worth individuals, institutions, and charitable foundations. The principal business of each of the Reporting Persons who are natural persons is to serve on the Investment Committee of WCAM.

During the last five years, none of the Reporting Persons or any of the natural persons described in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

WCAM is a corporation organized under the laws of California. WCOF is a limited liability company organized under the laws of Delaware. Messrs. Orfalea, Helfert, and Lowe are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Persons are deemed to beneficially own an aggregate of 482,510 Shares, as detailed in Item 5. The aggregate purchase price for such shares was $3,398,653 (inclusive of brokerage commissions and fees), which amount has come from working capital.

CUSIP No. 673828208	13D	Page 8 of 10

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes in the ordinary course of business and maintain the right to engage in discussions with management and the Board of Directors of the Issuer concerning the business and the future plans of the Issuer generally, and with regard to strategies and potential transactions to maximize shareholder value. The Reporting Persons intend to regularly review their investment in the Issuer. Based on such review, as well as other factors (including, among other things, their evaluation of the Issuer’s business, prospects and financial condition, the market price for the Issuer’s securities, other opportunities available to them and general market, industry and economic conditions), the Reporting Persons, and/or other persons affiliated with them, may, and reserve the right to, change their intentions, acquire additional securities of the Issuer, or sell some or all of their Shares, on the open market, in privately negotiated transactions or otherwise. The Reporting Persons may formulate plans or proposals for, and may from time to time explore, or make proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) WCOF is the record owner of 482,510 Shares, representing approximately 11.3% of the outstanding Shares. As the sole managing member of WCOF, WCAM may be deemed to beneficially own the Shares. As the individual members of the Investment Committee of WCAM, each of the Messrs. Orfalea, Helfert and Lowe also may be deemed to beneficially own the Shares. The percentage used herein is based on the 4,260,242 shares reported to be issued and outstanding as of October 9, 2007 by the Issuer in its Form 10-QSB for the quarterly period ended August 31, 2007, filed with the Securities and Exchange Commission on October 9, 2007.

(b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
West Coast Asset Management, Inc.	0	482,510	482,510	11.3%
West Coast Opportunity Fund LLC	0	482,510	482,510	11.3%
Paul J. Orfalea	0	482,510	482,510	11.3%
Lance W. Helfert	0	482,510	482,510	11.3%
R. Atticus Lowe	0	482,510	482,510	11.3%

CUSIP No. 673828208	13D	Page 9 of 10

(c)

PARTY EFFECTING TRANSACTION	DATE	BUY / SELL	QUANTITY	AVERAGE PRICE ($)[2]	CURRENCY
West Coast Asset Management, Inc.	10/3/2007	BUY	26,155	6.66	USD
West Coast Asset Management, Inc.	10/16/2007	BUY	12,882	6.78	USD
West Coast Asset Management, Inc.	10/17/2007	BUY	3,390	6.78	USD
West Coast Asset Management, Inc.	10/22/2007	BUY	7,458	6.78	USD
West Coast Asset Management, Inc.	10/22/2007	BUY	113,822	6.90	USD
West Coast Asset Management, Inc.	11/14/2007	BUY	6,030	6.03	USD
West Coast Asset Management, Inc.	12/06/2007	BUY	7,920	5.28	USD
West Coast Asset Management, Inc.	12/10/2007	BUY	500	5.28	USD
West Coast Asset Management, Inc.	12/17/2007	BUY	56,700	7.03	USD

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Securities beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material To Be Filed As Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement, dated December 19, 2007 (filed herewith).

2	Power of Attorney, dated July 24, 2007 (filed herewith).

[2]	Inclusive of brokerage fees and commissions.

CUSIP No. 673828208	13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2007

West Coast Asset Management, Inc.

By:	*
Name:	Lance W. Helfert
Title:	President

West Coast Opportunity Fund LLC

By:	*
Name:	Lance W. Helfert
Title:	President of Managing Member

By:	*
Name:	Paul J. Orfalea

By:	*
Name:	Lance W. Helfert

By:	*
Name:	R. Atticus Lowe

By:	*/s/ Linda Schuman
Name:	Linda Schuman
Title:	Attorney-in-fact

This Schedule 13D was executed on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.